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                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                               ---------------

                                  FORM 8-A

       FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO
       SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                        TENET HEALTHCARE CORPORATION
          (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        NEVADA                                               95-2557091
(State of Incorporation or                                (I.R.S. Employer
     Organization)                                       Identification No.)

                               ---------------

                              3820 STATE STREET
                      SANTA BARBARA, CALIFORNIA  93105
                               (805) 563-7000
            (Address, including zip code, and telephone number
                       of principal executive offices)

If this Form relates to the                 If this Form relates to the
registration of a class of debt             registration of a class of debt
securities and is effective upon            securities and is to become
filing pursuant to General                  effective simultaneously with
Instruction A(c)(1) please check            the effective-ness of a
the following box. / /                      concurrent registration
                                            statement under the Securities
                                            Act of 1933 pursuant to General
                                            Instruction A(c)(2) please check
                                            the following box. / /

Securities to be registered pursuant to Section 12(b) of the Act:

                                            Name of Each Exchange on Which
TITLE OF EACH CLASS TO BE SO REGISTERED     EACH CLASS IS TO BE REGISTERED

Preferred Stock Purchase Rights             New York Stock Exchange
                                            Pacific Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:   None

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                         TENET HEALTHCARE CORPORATION

                      REGISTRATION STATEMENT ON FORM 8-A


ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     On December 2, 1998, the Board of Directors (the "Board") of Tenet Healthcare Corporation ("Tenet" or the "Company") adopted a new stockholders' rights plan (the "New Rights Plan") to replace an existing stockholders' rights plan that expires at 5:00 p.m. Eastern time on December 22, 1998. Under the terms of the New Rights Plan, each stockholder of record at 5:00 p.m. Eastern time on December 22, 1998 (the "Record Date") will receive a Right that will become exercisable only upon the occurrence of certain events, described below. Once the Right becomes exercisable, it will entitle the holder to purchase, upon payment of the purchase price, shares of the Company's common stock (the "Common Stock"), or under certain circumstances common stock of a company acquiring the Company, at 50% of their then-current market value.

     The New Rights Plan is described in more detail below. The following summary does not purport to be complete and is subject to, and qualified in its entirety by, the terms of the New Rights Plan set forth in a Rights Agreement between the Company and The Bank of New York, as Rights Agent, which is incorporated herein by this reference. A copy of the Rights Agreement is available upon request to the Company's corporate Secretary, Scott M. Brown, 3820 State Street, Santa Barbara, California, 93105, (805) 563-7000. A copy of the Rights Agreement also has been filed with the Securities and Exchange Commission as an Exhibit to a Current Report on Form 8-K.

DESCRIPTION OF THE RIGHTS

     Each Right, upon becoming exercisable as described below, will entitle its registered holder to purchase from the Company one one-thousandth of a share of Series B Preferred Stock (the "Preferred Stock") of the Company (which is intended to be roughly the economic equivalent of the Common Stock), at a purchase price initially intended to reflect the long-term trading value of a share of Common Stock (the "Purchase Price"). After consulting with the Company's advisors, the Board set the Purchase Price at $120.00 per Right.

     Each share of Preferred Stock in turn will entitle its registered holder (except for an Acquiring Person, as defined below, and its affiliates) to purchase shares of the Company's Common Stock (or, under circumstances, the shares of an acquiring company) having a value of two times the Purchase Price.

     In general, the Rights will become exercisable ten business days (or such later date as the Board shall determine) after:

(i) a person (acting alone or together with others) becomes the beneficial owner of 15% or more of the Company's Common Stock (an "Acquiring Person") or

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(ii) a person publishes or mails an exchange or tender offer pursuant to which such person would become an Acquiring Person.

The earlier of (i) and (ii) is referred to as the "Distribution Date." Under certain circumstances, a person will not be an Acquiring Person even if that person acquires 15% or more of the Company's Common Stock, such as when the transaction is approved by a majority of the Board who are not officers and who are not affiliated with the Acquiring Person or the person referred to in
(ii) above. Upon the occurrence of either (i) or (ii) above, all Rights held by the Acquiring Person or the person described in (ii) above (and their affiliates and associates), as the case may be, will become null and void.

     From and after the Distribution Date, each holder of a Right (other than an Acquiring Person, and its affiliates and associates, whose Rights are voided) thereafter will have the Right to receive, upon exercise of the Right at the Purchase Price, Common Stock having a value of two times the Purchase Price. Under certain circumstances, the Company may distribute to holders a combination of cash, Common Stock, other securities and/or other assets.

     For example, if the Purchase Price is $100 per Right, each Right that has not been voided, as described above, will entitle its holder to purchase $200 worth of Common Stock for $100. Assuming that the Common Stock had a per share value of $50 at such time, the holder of each valid Right would pay the Purchase Price of $100 and would receive Common Stock with a value of $200, or four shares (since $200 divided by $50 equals four).

     If a person becomes an Acquiring Person and the Company then

(i) engages in a merger or other business combination transaction with another person in which the Common Stock is changed or exchanged, or

(ii) sells or transfers 50% or more of its assets, cash flow or earning power to another person or persons,

from and after the Distribution Date, each Right (other than Rights of the Acquiring Person and its affiliates and associates, which will have been voided), thereafter will entitle its holder to receive, upon exercise of the Right at the Purchase Price, common stock of such other person (or, in certain circumstances, of an affiliate of such other person) having a value of two times the Purchase Price.

     At any time after a person or group becomes an Acquiring Person, but prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group, which will have become void), in whole or in part, at an exchange ratio of (i) (a) one share of Common Stock, or (b) one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company's Preferred Stock having equivalent Rights, preferences and privileges), per (ii) each Right (subject to adjustment).


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     Until the Distribution Date, the Rights (i) will be evidenced by the
Common Stock certificates and no separate certificates evidencing the Rights will be issued, (ii) may be transferred with and only with the Common Stock and may not be transferred separately from the Common Stock, and (iii) will not be exercisable.

     On the Distribution Date, the Rights will become exercisable. As soon as practicable after the Distribution Date, separate certificates evidencing the Rights will be distributed to the holders of record of the Common Stock. After the Distribution Date, the Common Stock and the Rights will trade separately.

     Until a Right is exercised, its holder has no stockholder rights (such as voting rights or rights to receive dividends). The terms of the Rights, generally, may be amended by the Board in any manner prior to the Distribution Date. Thereafter, the terms of the Rights may be amended to shorten or lengthen any time period under the New Rights Plan and in any other manner, as long as the amendment does not adversely affect the interests of holders of Rights.

OPTIONAL REDEMPTION OF THE RIGHTS

     At any time prior to the Distribution Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right holders of Rights will have is to receive the $0.01 redemption price.

EXPIRATION OF THE RIGHTS

     The Rights will expire at 5:00 p.m., Eastern time, December 22, 2008, unless earlier redeemed by the Company. The Board generally may redeem the Rights for $0.01 per Right until the Distribution Date. Generally, so long as the Rights are redeemable the Board may extend the period for redemption by extending the Distribution Date.

AMENDMENT OF THE RIGHTS AGREEMENT

     Any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights or to shorten or lengthen any time period under the Rights Agreement; PROVIDED, HOWEVER, that no amendment may be made after the Rights are no longer redeemable.


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TAX CONSEQUENCES

     The distribution of the Rights will not be a taxable event for stockholders or the Company. Depending upon the circumstances, stockholders may recognize taxable income in the event that the Rights become exercisable for Common Stock, common stock of the acquiring company or other consideration, or in the event of the Company redeems the Rights.

WHY THE NEW RIGHTS PLAN WAS ADOPTED

     The New Rights Plan is designed to deter coercive takeover tactics and otherwise to encourage third parties interested in acquiring the Company to negotiate with the Board. In particular, the New Rights Plan is intended to help

(i) reduce the risk of acquisitions that offer greater consideration to some stockholders than to others (such as coercive two-tiered, front-end loaded or partial offers) and that thus may not offer fair value to all stockholders;

(ii) mitigate against market accumulators who through open market and/or private purchases may achieve a position of substantial influence or control without paying to selling or remaining stockholders a fair control premium or who are simply interested in putting the Company "into play;"

(iii) preserve the Board's bargaining power and flexibility to deal with third-party acquirors and otherwise to seek to maximize values for all stockholders;

(iv)  enhance the Company's ability to respond to an inadequate offer; and

(v) convey to the marketplace that the Company intends to aggressively preserve its bargaining power and deter coercive takeover activities.

     The New Rights Plan achieves these goals by confronting a potential acquiror with the possibility that the Company's stockholders will be able to dilute substantially the acquiror's equity interest by exercising the Rights and buying additional shares in the Company (or in certain cases, in the acquiror) at a fifty percent discount, unless the acquiror negotiates with the Board and the Board (i) elects to redeem the Rights for nominal consideration or (ii) otherwise makes the New Rights Plan inapplicable to the proposed transaction. In this regard, the New Rights Plan serves a useful function in the context of unsolicited takeovers by providing a negotiating tool for the Company's Board and by helping to ensure that the Board has ample time to explore alternatives.


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ITEM 2.EXHIBITS

     The Rights are to be registered on the New York Stock Exchange (the "NYSE") and the Pacific Stock Exchange (the "PSE"), the exchanges on which other securities of the Registrant are currently registered. Accordingly, copies of the following exhibits shall be filed with each copy of this Registration Statement filed with the Commission or with the NYSE or the PSE, subject to Rule 12b-32 regarding the incorporation of exhibits by reference.

2.1 Indenture, dated as of March 1, 1995, between Tenet and The Bank of New York, as Trustee, relating to 9 5/8% Senior Notes due 2002 (Incorporated by reference to Exhibit 4(a) to Registrant's Quarterly Report on Form 10-Q, dated April 14, 1995, for the fiscal quarter ended
      February 28, 1995)

2.2 First Supplemental Indenture, dated as of October 30, 1995, between Tenet and The Bank of New York, as Trustee, relating to 9 5/8% Senior Notes due 2002 (Incorporated by reference to Exhibit 4(c) to Registrant's Annual Report on Form 10-K, dated August 27, 1997, for the fiscal year ended May 31, 1997)

2.3 Second Supplemental Indenture, dated as of August 21, 1997, between Tenet and The Bank of New York, as Trustee, relating to 9 5/8% Senior Notes due 2002 (Incorporated by reference to Exhibit 4(d) to Registrant's Annual Report on Form 10-K, dated August 27, 1997, for the fiscal year ended May 31, 1997)

2.4 Indenture, dated as of March 1, 1995, between Tenet and The Bank of New York, as Trustee, relating to 10 1/8% Senior Subordinated Notes due 2005 (Incorporated by reference to Exhibit 4(b) to Registrant's Quarterly Report on Form 10-Q, dated April 14, 1995, for the fiscal quarter ended February 28, 1995)

2.5 First Supplemental Indenture, dated as of October 27, 1995, between Tenet and The Bank of New York, as Trustee, relating to 10 1/8% Senior Subordinated Notes due 2005 (Incorporated by reference to Exhibit 4(f) to Registrant's Annual Report on Form 10-K, dated August 27, 1997, for the fiscal year ended May 31, 1997)

2.6 Second Supplemental Indenture, dated as of August 21, 1997, between Tenet and The Bank of New York, as Trustee, relating to 10 1/8% Senior Subordinated Notes due 2005 (Incorporated by reference to Exhibit 4(g) to Registrant's Annual Report on Form 10-K, dated August 27, 1997, for the fiscal year ended May 31, 1997)

2.7 Indenture, dated as of October 16, 1995, between Tenet and The Bank of New York, as Trustee, relating to 8 5/8% Senior Notes due 2003 (Incorporated by reference to Exhibit 4(d) to Registrant's Annual Report on Form 10-K, dated August 26, 1996, for the fiscal year ended May 31, 1996)

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2.8   First Supplemental Indenture, dated as of October 30, 1995, between
      Tenet and The Bank of New York, as Trustee, relating to 8 5/8% Senior Notes due 2003 (Incorporated by reference to Exhibit 4(i) to Registrant's Annual Report on Form 10-K, dated August 27, 1997, for the fiscal year ended May 31, 1997)

2.9   Second Supplemental Indenture, dated as of August 21, 1997, between
      Tenet and The Bank of New York, as Trustee, relating to 8 5/8% Senior Notes due 2003 (Incorporated by reference to Exhibit 4(i) to Registrant's Annual Report on From 10-K, dated August 27, 1997, for the fiscal year ended May 31, 1997)

2.10 Indenture, dated as of January 10, 1996, between Tenet and The Bank of New York, as Trustee, relating to 6% Exchangeable Subordinated Notes due 2005 (Incorporated by reference to Exhibit 4(a) to Registrant's Quarterly Report on Form 10-Q, dated January 15, 1996, for the fiscal quarter ended November 30, 1995)

2.11 Escrow Agreement, dated as of January 10, 1996, among the Registrant, NME Properties, Inc., NME Property Holding Co., Inc. and The Bank of New York, as Escrow Agent (Incorporated by reference to Exhibit 4(b) to Registrant's Quarterly Report on Form 10-Q, dated as of January 15, 1996, for the fiscal quarter ended November 30, 1995)

2.12 Indenture, dated January 15, 1997, between Tenet and The Bank of New York, as Trustee, relating to 7 7/8% Senior Notes due 2003 (Incorporated by reference to Exhibit 4(m) to Registrant's Annual Report on
      Form 10-K, dated August 27, 1997, for the fiscal year ended May 31,
      1997)

2.13 Indenture, dated January 15, 1997, between Tenet and The Bank of New York, as Trustee, relating to 8% Senior Notes due 2005 (Incorporated by reference to Exhibit 4(n) to Registrant's Annual Report on Form 10-K, dated August 27, 1997, for the fiscal year ended May 31, 1997)

2.14 Indenture, dated January 15, 1997, between Tenet and The Bank of New York, as Trustee, relating to 8 5/8% Senior Subordinated Notes due 2007 (Incorporated by reference to Exhibit 4(o) to Registrant's Annual Report on Form 10-K, dated August 27, 1997, for the fiscal year ended May 31, 1997)

2.15 Indenture, dated May 21, 1998, between Tenet and The Bank of New York, as Trustee, relating to 7 5/8% Senior Notes due 2008 (Incorporated by reference to Exhibit 4(o) to Registrant's Annual Report on Form 10-K, dated August 28, 1998, for the fiscal year ended May 31, 1998)

2.16 Indenture, dated May 21, 1998, between Tenet and The Bank of New York, as Trustee, relating to 8 1/8% Senior Subordinated Notes due 2008 (Incorporated by reference to Exhibit 4(p) to Registrant's Annual Report on Form 10-K, dated August 28, 1998, for the fiscal year ended May 31, 1998)

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2.17  Form of Rights Agreement, to be dated as of December 22, 1998, between
      Tenet and the Bank of New York, as Rights Agent (Incorporated by reference to Exhibit 99.1 of Registrant's Report on Form 8-K, dated December 11,
      1998)




                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned.

                                       TENET HEALTHCARE CORPORATION



Date:  December 11, 1998               By:  /s/ SCOTT M. BROWN
                                          -----------------------------
                                           Name:  Scott M. Brown
                                           Title: Senior Vice-President













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